UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 27)

ATLAS CORP.

(Name of Issuer)

Common shares, $.01 par value per share

(Title of Class of Securities)

Y0436Q109

(CUSIP Number)

Deep Water Holdings, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59808 (406) 523-1300	Kyle Roy Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kevin Lee Washington 2014 Trust c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box 2490 Jackson, WY 83001 (307) 773-9437	Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 c/o Copper Lion, Inc. 199 East Pearl Ave. Suite 102 P.O. Box. 2490 Jackson, WY 83001 (307) 773-9437	Washington Investments, LLC c/o Washington Corporations 101 International Drive P.O. Box 16630 Missoula, MT 59308 (406) 523-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Christopher H. Cunningham

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

Phone: (206) 370-7639

Fax: (206) 370-6040

July 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y0436Q109

1.	.Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,451,493 Class A Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,451,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,451,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Common Shares held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is Washington Investments, LLC, whose sole member is The Roy Dennis Washington Trust (the “Dennis Washington Trust”), may be deemed to be beneficially owned by Washington Investments, LLC. Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust. Lawrence R. Simkins, the manager of Deep Water, Washington Investments, LLC, and a director of the Issuer, has voting and investment power with respect to the Common Shares held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the Common Shares beneficially owned by Deep Water, Washington Investments, LLC, the Dennis Washington Trust and Dennis R. Washington.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Washington Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,451,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,451,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,451,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by Washington Investments, LLC may be deemed to be beneficially owned by the Dennis Washington Trust.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Roy Dennis Washington Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,451,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,451,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,451,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%**
14.	Type of Reporting Person OO

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares beneficially owned by the Dennis Washington Trust may also be deemed to be beneficially owned by Dennis R. Washington, the trustee of the Dennis Washington Trust.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,451,493 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 45,451,493 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,451,493 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.4%**
14.	Type of Reporting Person IN

*

For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Common Shares held by Deep Water Holdings, LLC, whose sole member is Washington Investments, LLC, whose sole member is the Dennis Washington Trust, may be deemed to be beneficially owned by the Dennis Washington Trust and by Dennis R. Washington, as trustee of the Dennis Washington Trust.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kyle Roy Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 5,390,233 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,390,233 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,390,233 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.2%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. The Kyle Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,795,034 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,795,034 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,034 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%**
14.	Type of Reporting Person OO

*

As the trustee of the Kyle Roy Washington 2005 Irrevocable Trust, created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. The Kyle Washington 2005 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person The Kevin Lee Washington 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,821,971 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,821,971 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,971 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%**
14.	Type of Reporting Person OO

*

As the trustee of The Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), Copper Lion, Inc. has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust. The Kevin Washington 2014 Trust disclaims beneficial ownership of any shares held by any other reporting person included on this Schedule 13D.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

CUSIP No. Y0436Q109

1.	Name of Reporting Person Copper Lion, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds Not Applicable
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,007,237 Common Shares*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,007,237 Common Shares*
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,007,237 Common Shares*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%**
14.	Type of Reporting Person CO

*

In its capacity as trustee of the Kyle Washington 2014 Trust, Copper Lion, Inc. (“Copper Lion”) has voting and investment power with respect to the Common Shares held by the Kyle Washington 2014 Trust. In its capacity as trustee of the Kyle Washington 2005 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kyle Washington 2005 Trust. In its capacity as trustee of the Kevin Washington 2014 Trust, Copper Lion has voting and investment power with respect to the Common Shares held by the Kevin Washington 2014 Trust.

**	Based on 246,952,839 Common Shares outstanding as of July 9, 2021 as set forth in the Issuer’s Form S-3ASR filed July 16, 2021.

EXPLANATORY STATEMENT

This Amendment No. 27 to Schedule 13D (“Amendment No. 27”) relates to Common Shares, par value $0.01 per share (the “Common Shares”) of Atlas Corp., a corporation organized and existing under the Republic of the Marshall Islands (“Atlas” or the “Issuer”), formerly, Seaspan Corporation. This Amendment No. 27 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): Deep Water Holdings, LLC (“Deep Water”), Washington Investments, LLC, The Roy Dennis Washington Trust (the “Dennis Washington Trust”), Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust (the “Kyle Washington 2014 Trust”), the Kyle Roy Washington 2005 Irrevocable Trust created under agreement dated July 15, 2005, including all subsequent amendments, modifications and restatements (the “Kyle Washington 2005 Trust”), the Kevin Lee Washington 2014 Trust (the “Kevin Washington 2014 Trust”), and Copper Lion, Inc.

This Amendment No. 27 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on February 11, 2009, as amended on May 15, 2009 and as subsequently amended on May 27, 2009, August 20, 2009, August 31, 2009, September 11, 2009, October 6, 2009, May 28, 2010, June 23, 2010, March 18, 2011, April 19, 2011, December 13, 2011, January 31, 2012, March 13, 2012, March 28, 2012, August 2, 2012, August 23, 2012, January 8, 2013, February 7, 2014, November 12, 2014, January 13, 2015, February 22, 2016, May 19, 2016, May 27, 2016, April 10, 2017, August 10, 2017 and March 20, 2018 (the “Schedule 13D”). Effective as of July 30, 2021, Washington Investments, LLC became the sole member of Deep Water. Washington Investments, LLC’s sole member is the Dennis Washington Trust.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 27, the Schedule 13D remains unmodified.

Item 2.	Identity and Background

(a) Washington Investments, LLC is added to this Schedule 13D as a Reporting Person. Kyle Washington, formerly a member of the board of directors of the Issuer, has been removed.

(b)-(c) Washington Investments, LLC is organized under the laws of the State of Montana. The principal business of Washington Investments, LLC is to manage and hold investments for the benefit of its sole member, the Dennis Washington Trust. The address of the principal office of Washington Investments, LLC is 101 International Drive, Missoula, Montana 59808.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3.

Effective July 30, 2021, the Dennis Washington Trust transferred 100% of its ownership in Deep Water Holdings LLC to Washington Investments, LLC. The Dennis Washington Trust is the 100% owner of Washington Investments, LLC.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 4.

The change in the Common Shares disclosed in this Amendment No. 27 is as a result of issuances of Common Shares by the Issuer to the Reporting Persons pursuant to the Issuer’s dividend reinvestment program in 2018.

Item 5.	Interest in Securities of the Issuer

(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) None.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

10.1 Joint Filing Agreement, between Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc. dated August 23, 2021 and included as Exhibit 10.5 to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021	DEEP WATER HOLDINGS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: August 23, 2021	WASHINGTON INVESTMENTS, LLC (1)

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: August 23, 2021	THE ROY DENNIS WASHINGTON TRUST

/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: August 23, 2021	DENNIS R. WASHINGTON (1)

/s/ Dennis R. Washington
Dennis R. Washington

Dated: August 23, 2021	THE KYLE ROY WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 23, 2021	KYLE ROY WASHINGTON 2005 IRREVOCABLE TRUST CREATED UNDER AGREEMENT DATED JULY 15, 2005, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATIONS AND RESTATEMENTS (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 23, 2021	THE KEVIN LEE WASHINGTON 2014 TRUST (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc., Trustee

Dated: August 23, 2021	COPPER LION, INC. (1)

/s/ Christopher Hawks
Christopher Hawks, President, Copper Lion, Inc.

(1)

This amendment is being filed jointly by Deep Water Holdings, LLC, Washington Investments, LLC, the Dennis Washington Trust, Mr. Dennis R. Washington, the Kyle Roy Washington 2014 Trust, the Kyle Roy Washington 2005 Trust, the Kevin Lee Washington 2014 Trust, and Copper Lion, Inc., pursuant to the Joint Filing Agreement dated August 23, 2021 and included as Exhibit 10.5 to this Schedule 13D.